                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                   FORM 11-K
(Mark One)

[X]       ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
          SECURITIES EXCHANGE ACT OF 1934.

                  For the fiscal year ended December 31, 2001

                                      OR

[ ]       TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
          SECURITIES EXCHANGE ACT OF 1934.

                       Commission File Number _________



                       BANKUNITED FINANCIAL CORPORATION
                          401(k) PROFIT SHARING PLAN
              --------------------------------------------------
                           (Full title of the Plan)




                       BANKUNITED FINANCIAL CORPORATION
                       --------------------------------
         (Name of Issuer of the securities held pursuant to the Plan)

                              255 Alhambra Circle
                          Coral Gables, Florida 33134
             (Address of the Issuer's principal executive offices)

                               TABLE OF CONTENTS

                             FINANCIAL STATEMENTS


Report of Independent Certified Public Accountants........................   3

Statements of Net Assets Available for Plan Benefits
   as of December 31, 2001 and December 31, 2000..........................   4

Statement of Changes in Net Assets Available for Plan Benefits
   for the Year Ended December 31, 2001...................................   5

Notes to Financial Statements.............................................   6

Schedules
   Schedule I   -   Schedule of Assets Held for Investment
                    Purposes as of December 31, 2001......................  12
   Schedule II  -   Schedule of Transactions in Excess of 5% of Fair Value
                    of Plan Assets for the Year Ended December 31, 2001...  13

Exhibits

   23.1  Consent of PricewaterhouseCoopers LLP

               Report of Independent Certified Public Accountants


To the Participants and Administrator of BankUnited 401(K) Profit Sharing Plan


In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of BankUnited 401(K) Profit Sharing Plan (the "Plan") at December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ PricewaterhouseCoopers LLP

June 21, 2002
Miami, Florida

BankUnited 401(K) Profit Sharing Plan
Statements of Net Assets Available for Benefits
December 31, 2001 and 2000
----------------------------------------------------------------------

                                            2001               2000
                                         ----------         ----------
              Assets

Total investments, at fair value         $4,988,504         $2,867,581

Loans to participants                        40,400             12,140

Contributions receivable:
  Employer contribution                      26,851             74,123
  Participant contributions                  42,642             29,789
                                         ----------         ----------
    Total contributions receivable           69,493            103,912
                                         ----------         ----------
Net assets available for benefits        $5,098,397         $2,983,633
                                         ==========         ==========




The accompanying notes are an integral part of these financial statements.

BankUnited 401(K) Profit Sharing Plan
Statement of  Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2001
-------------------------------------------------------------------------------

Additions:
 Investment income:
  Net appreciation in fair value of investments             $ 652,874
  Interest                                                      2,177
  Dividends                                                    49,251
 Contributions:
  Employer                                                    609,544
  Participant                                                 919,188
  Rollover                                                     32,653
                                                           ----------
 Total additions                                            2,265,687
                                                           ----------
Deductions:
 Benefits paid to participants                                125,224
 Fund administrative expenses                                  25,699
                                                           ----------
 Total deductions                                             150,923
                                                           ----------
Increase in net assets available for benefits               2,114,764
Net assets available for benefits:
 Beginning of year                                          2,983,633
                                                           ----------
 End of year                                               $5,098,397
                                                           ==========


The accompanying notes are an integral part of these financial statements.

BankUnited 401(K) Profit Sharing Plan
Notes to Financial Statements
December 31, 2001 and 2000
------------------------------------------------------------------------------

1. Description of the Plan

  The following description of the BankUnited 401(K) Profit Sharing Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

  General

  The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan is made available to all eligible, full-time employees of BankUnited, FSB, BankUnited Financial Corporation and BUFC Financial Services, Incorporated
  (collectively, the "Company") who have completed 6 months of service.

  The Plan offers twelve Frank Russell Investment Company funds through Circle Trust as investment allocation options:

              Equity I Fund             Fixed Income III Fund
              Equity II Fund            International Fund
              Equity III Fund           Emerging Markets Fund
              Equity Q Fund             Real Estate Securities Fund
              Fixed Income I Fund       U.S. Government Money Market Fund
              Short Term Bond Fund      Money Market Fund

  The Plan also offers a Personal Retirement Choice Account through Schwab ("Schwab PCRA") which allows the individual participant to invest in individual stocks, bonds and mutual funds; and a BankUnited Financial Corporation stock purchase election which allows individuals to purchase Company stock.

  The Money Market Fund is used as an intermediate account where funds are placed until they are either distributed or invested, as needed.

  The Company is the Plan Administrator. The Plan service provider is the Ingham Group. Circle Trust Company is the Trustee of the Plan assets. Schwab is the Custodian of Plan assets in the Personal Retirement Choice Account.

  Participant accounts

  Each participant's account is credited with participant salary deferrals, any matching contributions by the employer, and an allocation of earnings based upon the participant's investment elections, valued daily. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

BankUnited 401(K) Profit Sharing Plan
Notes to Financial Statements
December 31, 2001 and 2000
------------------------------------------------------------------------------

  Employer contributions

  For each Plan year, the Company will contribute to the Plan an amount of matching contributions determined by the Company at its discretion. The Company may choose not to make matching contributions for a particular plan year. The Company may cap the amount of matching contributions at a certain dollar amount or percentage of compensation. The Company's contributions to the Plan for the years ended December 31, 2001 and 2000 were equal to 75% of the first 6% of the base compensation that the participants contributed to the Plan and consisted of shares of Class A common stock of BankUnited Financial Corporation.

  Participant contributions

  Each participant may voluntarily contribute to the Plan up to a maximum of 15% of annual cash compensation. For the year ended December 31, 2001, participant contributions were subject to an overall annual limitation of $10,500.

  Vesting

  Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in amounts contributed by the Company for the participant's benefit is based on continuous years of service. However, if an active participant dies or becomes disabled prior to attaining the normal retirement age, the participant's account becomes 100 percent vested. The vesting schedule for the participant's share of the Company's contribution is as follows:

                                        Percentage
               Years of Service           Vested
               ----------------         ----------
                      1                     0
                      2                     25%
                      3                     50%
                      4                     75%
                  5 or more                100%


  Loans to participants

  Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. The loans are secured by the balance in the participant's account and bear interest at rates that range from 6.0 percent to 10.5 percent, which are based on comparable rates offered by other financial institutions for similar risk loans. Principal and interest on outstanding loans is repaid semi-monthly through payroll deductions.

BankUnited 401(K) Profit Sharing Plan
Notes to Financial Statements
December 31, 2001 and 2000
------------------------------------------------------------------------------

  Plan termination

  Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue their contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

  Withdrawals

  Generally, vested Plan benefits not exceeding $5,000 are distributed to participants in a single lump sum payment after employment with the Company is terminated. If a terminated participant's benefits exceed $5,000, the individual may elect to defer distribution until the age of 65 and may be paid in either a lump sum or installments. As further described in the Plan document, early withdrawals are generally limited to cases involving disability or financial hardship.

  Forfeitures

  Forfeitures are created when participants terminate participation in the Plan before becoming fully vested in the employer's contribution under the Plan and do not return to employment within 5 years. At December 31, 2001, forfeited nonvested accounts totaled $31,212. These accounts will be used to reduce future employer contributions. Also, in 2001, employer contributions were reduced by $14,602 from forfeited nonvested accounts.

  Tax status

  The Internal Revenue Service has determined and informed the Company, by letter dated November 20, 1992, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

2. Summary of Accounting Policies

  The following is a summary of significant accounting policies followed by the Plan in the preparation of the financial statements.

  Basis of accounting

  The Plan's financial statements are prepared on the accrual basis of accounting and reflect management's estimates and assumptions, such as those regarding fair value, that affect the recorded amounts.

BankUnited 401(K) Profit Sharing Plan
Notes to Financial Statements
December 31, 2001 and 2000
------------------------------------------------------------------------------

  Use of estimates

  The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

  Valuation of investments

  Plan investments are stated at fair value based upon quoted market prices.

  Contributions

  Participant contributions and matching employer contributions are recorded in the period during which the Company makes payroll deductions from the participants' earnings.

  Payment of benefits

  Benefits become payable to participants upon their election or separation from the Company as described above. There were no outstanding benefits payable to participants at December 31, 2001 and 2000.

  Plan administrative expenses

  In addition to fund administrative expenses paid by the Plan, certain additional administrative expenses are paid by the Company. Administrative expenses paid by the Company on behalf of the Plan totaled $35,424 for the year ended December 31, 2001.

  Net appreciation (depreciation) in investment value

  The Plan's net appreciation (depreciation) in investment value includes the unrealized appreciation (depreciation) in the fair value of investments and realized gains and losses on investments during the year.

  Investment income

  The Plan's investment income is recognized when earned. Investment income includes interest and dividends. Such amounts are reinvested and become part of the Plan's investment portfolio.

BankUnited 401(K) Profit Sharing Plan
Notes to Financial Statements
December 31, 2001 and 2000
------------------------------------------------------------------------------

  3. Related Party Transactions

  Certain plan investments are shares of BankUnited Financial Corporation Class A common stock. These transactions qualify as party-in-interest. In addition, at December 31, 2001 and 2000, the Plan had outstanding receivables from the Company of $26,851 and $74,123, respectively.

  4. Investments

  Investments that represent 5 percent or more of the Plan's net assets at December 31, 2001 and 2000 are separately identified below.

                                                         December 31,
                                                 ---------------------------
                                                     2001           2000
                                                  ----------     ----------
Equity I Fund,
 14,286 and 10,427 shares, respectively           $  391,588     $  337,624
Equity II Fund,
 5,201 shares at December 31, 2000                         -        171,940
Equity Q Fund,
 12,263 and 8,879 shares, respectively               395,492        321,672
Fixed Income I Fund,
 7,394 shares at December 31, 2000                         -        156,388
Fixed Income III Fund,
 14,932 shares at December 31, 2000                        -        147,674
International Fund,
 9,715 and 6,738 shares, respectively                287,171        255,775
BankUnited Financial Corporation Common Stock,
 176,361 and 128,597 shares, respectively          2,611,111*     1,093,221*

During the year ended December 31, 2001, the Plan's investments appreciated (depreciated) in value as follows:

                                            Year Ended
                                         December 31, 2001
                                         -----------------
Common stock                                  $ 825,112
Trust company funds                              (7,432)
Mutual funds                                   (164,806)
                                              ---------
                                              $ 652,874
                                              =========

* $2,479,304 and $1,072,330 represent nonparticipant-directed investments at December 31, 2001 and 2000, respectively.

BankUnited 401(K) Profit Sharing Plan
Notes to Financial Statements
December 31, 2001 and 2000
------------------------------------------------------------------------------

5. Nonparticipant-Directed Investments

  Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:


                                                                December 31,
                                                          -----------------------------
                                                               2001            2000
                                                          -------------   -------------
Net assets:
   BankUnited Financial Corporation common stock            $2,479,304       $1,072,330
   Employer contribution receivable                             26,851           74,123
                                                           -----------     ------------
                                                            $2,506,155       $1,146,453
                                                           ===========     ============

                                                                      Year Ended
                                                                    December 31, 2001
                                                                  ---------------------
Changes in net assets:
   Net appreciation in investment value                               $  786,956
   Employer contributions                                                609,544
   Benefits paid to participants                                         (36,798)
                                                                      ----------
                                                                      $1,359,702
                                                                      ==========

                                   *  *  *

                                                                      Schedule I
BankUnited 401(K) Profit Sharing Plan
Schedule of Assets Held
December 31, 2001
------------------------------------------------------------------------------


                                                                                                                  Estimated
                                                                                                                    Fair
         Asset Name                           Issuer                              Description                       Value
---------------------------        -------------------------------           ----------------------          ----------------------
 Equity I Fund                      Frank Russell Investment Company             Equity Securities                  $391,588
 Equity II Fund                     Frank Russell Investment Company             Equity Securities                   218,663
 Equity III Fund                    Frank Russell Investment Company             Equity Securities                    66,459
 Equity Q Fund                      Frank Russell Investment Company             Equity Securities                   395,492
 Fixed Income I Fund                Frank Russell Investment Company             Fixed Income
                                                                                 Obligation                          250,678
 Short Term Bond Fund               Frank Russell Investment Company             Fixed Income
                                                                                 Obligation                           84,310
 Fixed Income III Fund              Frank Russell Investment Company             Fixed Income
                                                                                 Obligation                          214,378
 International Fund                 Frank Russell Investment Company             Equity and Fixed
                                                                                 Income Securities                   287,171
 Emerging Markets Fund              Frank Russell Investment Company             Equity Securities                    78,980
 Real Estate Securities Fund        Frank Russell Investment Company             Equity Securities                   123,977
 U.S. Government Money                                                           Money Market
  Market Fund                       Frank Russell Investment Company             Instruments                         159,883
 Money Market Fund                  Frank Russell Investment Company             Money Market                          1,281
*Common Stock                       BankUnited Financial Corporation             Equity Securities                 2,611,111**
 Schwab PCRA:
   AOL Time Warner Inc              Schwab                                       Equity Securities                     3,403
   Am Cent: Small Cap Value Inv     Schwab                                       Equity Securities                     2,171
   Budget Group Inc.                Schwab                                       Equity Securities                       534
   General Electric Company         Schwab                                       Equity Securities                     5,632
   Intel                            Schwab                                       Equity Securities                     4,564
   Merrill Lynch & Co. Inc.         Schwab                                       Equity Securities                    10,820
   Office Depot Inc                 Schwab                                       Equity Securities                     1,854
   Oracle Corporation               Schwab                                       Equity Securities                     6,035
   The Charles Schwab Corp          Schwab                                       Equity Securities                       295
   Sun Microsystems Inc             Schwab                                       Equity Securities                     1,722
   Schwab M Mkt                     Schwab                                       Money Market                         33,847
   AT&T Corp                        Schwab                                       Equity Securities                     1,814
   American Intl Group Inc.         Schwab                                       Equity Securities                     5,955
   AT&T Wireless Svcs               Schwab                                       Equity Securities                     1,437
   Dresdner CCM Biotech CLN         Schwab                                       Equity Securities                     1,334
   Ecometry Corporation             Schwab                                       Equity Securities                       261
   Interland, Inc.                  Schwab                                       Equity Securities                       211
   JDS Uniphase Corporation         Schwab                                       Equity Securities                       868
   Johnson & Johnson                Schwab                                       Equity Securities                     4,869
   Lucent Technologies Inc.         Schwab                                       Equity Securities                     3,774
   T Rowe Price Media & Telecom     Schwab                                       Equity Securities                     1,758
   Strong Div Inc Fd                Schwab                                       Equity Securities                     1,307
   Am Cent: 20th Ultra              Schwab                                       Equity Securities                     1,958
   Wal-Mart Stores, Inc.            Schwab                                       Equity Securities                     5,755
   Willis Holding Group             Schwab                                       Equity Securities                     2,355
 Participant Loans                  Plan participants                            Interest rates of
                                                                                 6.0 to 10.5, various
                                                                                 maturities                           40,400

*   Represents a party-in-interest to the Plan.
**  Cost basis of $1,791,549

                                                                    Schedule II
BankUnited 401(K) Profit Sharing Plan
Schedule of Reportable Transactions*
(as of the Beginning of the Year) for the Year Ended December 31, 2001
------------------------------------------------------------------------------

                                                                Purchases                     Sales
                                                     -----------------------         ---------------------
                                                     Number of      Purchase         Number of     Selling       Realized
 Description of Assets                               Purchases        Price            Sales        Price          Gain
 ---------------------                               ---------      --------         ---------     -------       --------
BankUnited stock - common                               52,571      $451,362             4,364     $44,682         $1,392


Notes:

* Transactions, or series of transactions, in excess of 5 percent of the current value of Plan's assets as of December 31, 2000 as defined in section 2520.103-6(b) of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA.

                                 The Plan

    Pursuant to the requirements of the Securities Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.


BankUnited, FSB



By: /s/ Humberto Lopez                    plan administrator      June 27, 2002
    -------------------------------
    HUMBERTO LOPEZ
    Senior Executive Vice President
    and Chief Financial Officer

                                 Exhibit Index


                                                                    Sequential
Exhibit                                                                Page
Number                  Description of Document                       Number
------                  -----------------------                     ----------

 23.1            Consent of PricewaterhouseCoopers LLP.